UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              CARMIKE CINEMAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    143436400
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            DAVID J. GREENWALD, ESQ.
                              GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 2 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Goldman, Sachs & Co.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             |X|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           4,197,520
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        4,197,520
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,197,520
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    46.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    BD-PN-IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 3 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           4,197,520
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        4,197,520
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,197,520
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    46.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    HC-CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 4 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    GS Capital Partners III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           2,859,613
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        2,859,613
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,859,613
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    31.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 5 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    GS Capital Partners III Offshore, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           786,141
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        786,141
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    786,141
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 6 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    GS Advisors III, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           3,645,754
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        3,645,754
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,645,754
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    40.5%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 7 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    GS Capital Partners III Germany Civil Law Pertnership
                    (with limitation of liability)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Germany
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           132,014
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        132,014
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    132,014
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.5%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 8 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Goldman Sachs & Co. oHG
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Germany
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           132,014
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        132,014
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    132,014
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.5%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 9 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Bridge Street Fund 1998, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           97,313
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        97,313
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    97,313
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 10 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Stone Street Fund 1998, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           322,439
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        322,439
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    322,439
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    3.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------------      ------------------------------------
CUSIP NO. 143436400                                  (PAGE 11 OF 22 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Stone Street 1998, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) | |
                                                             (B) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                             | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
                        -0-

                   -------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           419,752
                   -------------------------------------------------------------
  EACH REPORTING    9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        419,752
                   -------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    419,752
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 1 amends and supercedes the Schedule 13D (the "Schedule 13D) filed on October 8, 1999 by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1998, L.P. ("1998 Stone"), Bridge Street Fund 1998, L.P. ("1998 Bridge"), Stone Street Advantage Corp. ("Stone Advantage"), GS Advisors III, L.P. ("GS Advisors L.P."), GS Advisors III (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. (together with its predecessor, The Goldman Sachs Group, L.P., a Delaware limited partnership, "GS Group"), relating to the Class A common stock, par value $.03 per share (the "Class A Common Stock") of Carmike Cinemas, Inc., a Delaware corporation (the "Company").

          This Amendment No. 1 is being filed to report changes in the ownership of the Filing Persons (as defined in Item 1 below) in the Company's voting equity securities pursuant to the terms of the Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Plan"), which became effective on January 31, 2002 (the "Effective Date").

          The Schedule 13D is amended in the following manner:

ITEM 1.   SECURITY AND ISSUER.


          This statement relates to the common stock, par value $.03 per share (the "New Common Stock") of the Company. The principal executive offices of the Company are at 1301 First Avenue, Columbus, Georgia 31901.

ITEM 2.   IDENTITY AND BACKGROUND.

          This filing is being made by the entities listed in the introductory paragraph above as filing persons for the Schedule 13D, except that GS Group is defined in this filing as The Goldman Sachs Group, Inc., GS Advisors L.P. has been succeeded by GS Advisors III, L.L.C. ("GS Advisors"), Stone Advantage has been succeeded by Stone Street 1998, L.L.C. ("Stone L.L.C.") and GS Advisors Cayman is no longer a filing person (as so amended, the "Filing Persons")./1/ GS Capital III, GS Offshore, GS Germany, Bridge 1998 and Stone 1998, collectively, shall be referred to from time to time in this filing as the "Limited Partnerships."

          Goldman Sachs and GS Group may be deemed, for purposes of this statement, to beneficially own shares of New Common Stock through the Limited Partnerships. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of New Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed, for purposes of this statement, to beneficially own from time to time shares of New Common Stock acquired in ordinary course trading activities by Goldman Sachs.

          Each of GS Capital III, Bridge 1998 and Stone 1998, Delaware limited partnerships, GS Offshore, a Cayman Islands exempted limited partnership, and GS Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-

------------------------
/1/ Nether the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital III and GS Offshore. GS oHG is the sole managing partner of GS Germany. Stone L.L.C., a Delaware limited liability company, is the sole general partner of Stone 1998 and the sole managing general partner of Bridge 1998. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Advisors and Stone L.L.C. and the investment manager for GS Capital III, GS Offshore and GS Germany. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GS Offshore, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in Schedule II-B hereto and are incorporated herein by reference.

          The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone L.L.C. are set forth in
Schedule II-C-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone L.L.C. on behalf of Goldman Sachs, are set forth on Schedule II-C-ii hereto and are incorporated herein by reference.


          During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A, II-B and II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


          The Filing Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Filing Persons have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k) promulgated under the Act.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As described herein, on January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Plan (the "Confirmation Order"), which became effective on January 31, 2002. As of the Effective Date, the Company is governed by its Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which provides that the shares of Class A Common Stock, par value $.03 per share, and the shares of Class B Common Stock, par value $.03 per share (collectively, the "Old Common Stock"), and the shares of Preferred Stock, par value $1.00 per share (the "Old Preferred Stock") of the Company issued and outstanding immediately prior to the Effective Date are automatically cancelled and extinguished. The Restated Certificate then establishes as of the Effective Date and in accordance with the Plan twenty-one million (21,000,000) shares of authorized capital stock of the Company, consisting of twenty million (20,000,000) shares of the New Common Stock and one million (1,000,000) shares of Preferred Stock, par value $1.00 per share (the "New Preferred Stock"). Based on information provided to the Filing Persons by the Company, as of February 5, 2002, 9,000,000 shares of New Common Stock were issued and outstanding, an additional 1,000,000 shares of New Common Stock were reserved for issuance pursuant to the Carmike 2002 Stock Plan (as defined below), and no shares of the New Preferred Stock were issued and outstanding.


          Pursuant to the Plan, holders of old Preferred Stock cancelled on the Effective Date received shares of New Common Stock approximating 46.6% of the post-Effective Date shares of issued and outstanding New Common Stock of the Company on a fully diluted basis (or 42.0% assuming the issuance of the Management Incentive Shares). Holders of Old Common Stock cancelled on the Effective Date received shares of New Common Stock approximating 24.7% of the post-Effective Date shares of issued and outstanding New Common Stock of the Company on a fully diluted basis (or 22.2% assuming the issuance of the Management Incentive Shares). Based on the foregoing formula, as of the Effective Date, the Filing Persons received an aggregate of 4,197,520 shares of New Common Stock or 46.6% percent of the post-Effective Date shares of issued and outstanding New Common Stock of the Company on a fully diluted basis (or 42.0% assuming the issuance of the Management Incentive Shares). The share ownership of each Filing Person is described in Item 5.

          The receipt of New Common Stock by the Filing Persons in exchange for holdings of Old Common Stock and Old Preferred Stock occurred by operation of law pursuant to the Plan, the Confirmation Order and the Restated Certificate, and without any contributions by the Filing Persons of any new capital into the Company.

          The foregoing summary of the Plan, the Confirmation Order and the Restated Certificate is only a summary and is qualified in its entirety by reference to the Plan (which was filed with the Securities and Exchange Commission ("SEC") by the Company as Exhibit 99 to the Company's Current Report on Form 8-K dated November 19, 2001), the Confirmation Order (which was filed with the SEC by the Company as Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 22, 2002) and the Restated Certificate (which was filed with the SEC by the Company as Exhibit 3.1 to the Company's Amendment to Form 8-A dated January 31, 2002).

          The response to Item 6 is hereby incorporated herein by reference.

ITEM 4.   PURPOSE OF THE TRANSACTION.


          The responses to Items 3 and 6 are hereby incorporated herein by reference.


          Except as disclosed herein, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A, II-B or II-C hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.


          Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the New Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) may purchase additional shares of New Common Stock or other securities of the Company or may sell or transfer shares of New Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of New Common Stock and/or may cause any of the Limited Partnerships to distribute in kind to their respective partners shares of New Common Stock or other securities of the Company owned by such Limited Partnerships. Any such transactions may be effected at any time or from time to time (subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law). To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A, II-B or II-C hereto may make similar evaluations from time to time or on an ongoing basis.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based on the information provided to the Filing Persons by the Company, there were 9,000,000 shares of New Common Stock, and no shares of new Preferred Stock, outstanding as of the close of business on February 5, 2002. In addition, according to information provided to the Filing Persons by the Company, as of February 5, 2002, there were 1,000,000 million shares of New Common Stock (the "Management Incentive Shares") that are reserved for issuance under the Carmike 2002 Stock Plan (as defined below).


          As of February 8, 2002, GS Capital III beneficially owns an aggregate of 2,859,613 shares of New Common Stock, representing in the aggregate 31.8% of the shares of New Common Stock outstanding as of February 5, 2002 (or 28.6% if the Management Incentive Shares were issued).


          As of February 8, 2002, GS Offshore beneficially owns an aggregate of 786,141 shares of New Common Stock, representing in the aggregate 8.7% of the shares of New Common Stock outstanding as of February 5, 2002 (or 7.9% if the Management Incentive Shares were issued).

          As of February 8, 2002, GS Advisors, as the sole general partner of GS Capital III and GS Offshore, may be deemed to beneficially own an aggregate of 3,645,754 shares of New Common Stock, representing in the aggregate 40.5% of the shares of New Common Stock outstanding as of February 5, 2002 (or 36.5% if the Management Incentive Shares were issued).


          As of February 8, 2002, GS Germany beneficially owns, and its managing partner, GS oHG, may be deemed to beneficially own, an aggregate of 132,014 shares of New Common Stock, representing in the aggregate 1.5% of the shares of New Common Stock outstanding as of February 5, 2002 (or 1.3% if the Management Incentive Shares were issued).


          As of February 8, 2002, 1998 Stone beneficially owns an aggregate of 322,439 shares of New Common Stock, representing in the aggregate 3.6% of the shares of New Common Stock outstanding as of February 5, 2002 (or 3.2% if the Management Incentive Shares were issued).


          As of February 8, 2002, 1998 Bridge beneficially owns an aggregate of 97,313 shares of New Common Stock, representing in the aggregate 1.1% of the shares of New Common Stock outstanding as of February 5, 2002 (or 1.0% if the Management Incentive Shares were issued).


          As of February 8, 2002, Stone L.L.C., as the sole general partner of Stone 1998 and the sole managing general partner of Bridge 1998, may be deemed to beneficially own an aggregate of 419,752 shares of New Common Stock, representing in the aggregate 4.7% of the shares of New Common Stock outstanding as of February 5, 2002 (or 4.2% if the Management Incentive Shares were issued).


          As of February 8, 2002, each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 4,197,520 shares of New Common Stock, consisting of the 4,197,520 shares of New Common Stock which may be deemed to be beneficially owned by their affiliates as described above, representing in the aggregate approximately 46.6% of the shares of New Common Stock outstanding as of February 5, 2002 (or 42.0% if the Management Incentive Shares were issued). Each of Goldman Sachs and GS Group disclaims beneficial ownership of the New Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.


          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A, II-B or II-C hereto beneficially owns any shares of New Common Stock other than as set forth herein. In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the fact that GS Group and Goldman Sachs do not report the beneficial ownership of the securities beneficially owned by the asset management unit of Goldman Sachs (the "Asset Management Unit"). The Asset Management Unit will separately report, to the extent required, its beneficial ownership of securities.


          In addition, the response to Item 6 is hereby incorporated herein by reference.


          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of New Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 11 above.

          (c) No transactions in the shares of New Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A, II-B or II-C hereto, during the past sixty days.


          (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of New Common Stock beneficially owned by any Filing Person.


          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On January 31, 2002, the Company entered into a stockholders agreement, dated January 31, 2002 (the "Stockholders Agreement"), with the following persons: GS Capital III, GS Offshore, Goldman Sachs & Co. Verwaltungs Gmbh (as nominee for GS Germany), Bridge 1998 and Stone 1998; Michael Patrick; The Jordan Trust, TJT(B) and TJT(B) (Bermuda) Investment Company LTD. ("Jordan"); David W. Zalaznick and Barbara Zalaznick, JT TEN ( "Zalaznick"); and Leucadia Investors, Inc. or any of its Affiliates (as such term is defined in Rule 12b-2 of the Act) ("Leucadia"). The Jordan entities, the Zalaznick entities and Leucadia, collectively, shall be referred to herein as the "Other Signatories"; the Goldman Sachs signatories, together with the Other Signatories, shall be referred to herein as the "Signing Stockholders."


          Pursuant to the Stockholders Agreement, the Signing Stockholders agreed to vote their shares, during the term of the agreement (as described below), in a manner necessary to elect the following individuals to the Company's board of directors: (a) the Chief Executive Officer ("CEO") of the Company; (b) Carl Patrick, Jr., subject to certain conditions; (c) three members designated by Jordan/Zalaznick Advisers, Inc., provided that at least one of such designees is an Independent Director (as defined below); (d) four members designated by GS Capital III, provided that at least one of such designees is an Independent Director; and (e) an individual designated by the CEO and approved by a majority of the members of the Company's board of directors who, if elected, will qualify as an Independent Director. In the Stockholders Agreement, an "Independent Director" means a person that (a) holds less than 5% of the capital stock of the Company and (b) is not an Affiliate of a person who holds 5% or more of the capital stock of the Company and (c) is not an officer or employee of the Company. The term of the Stockholders Agreement expires on the twenty-fifth month of the Effective Date unless earlier terminated by a written agreement executed by the Signing Stockholders (and/or their permitted transferees that have agreed to be bound by the terms of the Stockholders Agreement) holding at least 66.67% of the shares of capital stock of the Company owned by all of the Signing Stockholders (and any permitted transferees) at such time.


          Also pursuant to the Stockholders Agreement, the Signing Stockholders agreed to vote their shares in a manner necessary to approve the Carmike Cinemas, Inc. 2002 Stock Plan (the "Carmike 2002 Stock Plan") at an annual or special meeting of the Company's stockholders held within twelve months of the Effective Date, and to support affirmative action with respect to (and, if presented for vote before the Company's stockholders, to vote for) the Employment Agreement between the Company and Michael W. Patrick.


          In addition, the Signing Stockholders agreed that for twenty five months commencing on the Effective Date, they will not, directly or indirectly, sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of any interest in the capital stock of the Company other than (a) pursuant to an Extraordinary Transaction (as defined therein) such as the sale of all or substantially all of the assets of the Company or a sale, merger, consolidation or other transaction as a result of which the holders of the voting stock of the Company immediately prior to such transaction would hold less than 50% of the outstanding voting rights of the successor entity; (b) to a parent company of the Signing Stockholder; (c) to a wholly owned subsidiary of the Signing Stockholder or a wholly owned subsidiary of the parent company of the Signing Stockholder; or (d) in the case of an individual Signing Stockholder, to a family member; provided, that with respect to each of the foregoing (b), (c) and (d), the transferee agrees to become bound by the terms and conditions of the Stockholders Agreement.

          By virtue of the Stockholders Agreement, the Signing Stockholders may be deemed to be part of a "group" for purposes of Section 13(d) of the Act, whose members collectively hold more than 5% of the Company's New Common Stock. Each Filing Person disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any Other Signatories or any other Filing Person attributed to them by reason of the Stockholders Agreement. The filing of this Schedule 13D/A shall not be construed as an admission that any Filing Person is the beneficial owner of such shares or that the Filing Person and any of such other stockholders constitute such a group or "person" for purposes of Section 13(d)(3) of the Act.

          In addition, pursuant to a registration rights agreement, dated as of January 31, 2002, among the Company, certain affiliates of Goldman Sachs and the other signatories thereto (the "Registration Rights Agreement"), subject to certain exceptions, holders of registrable securities who are signatories to the Registration Rights Agreement ("Holders") have the right to require the Company to register under the Securities Act of 1933, as amended, all or a part of the registrable securities held by such requesting Holders, provided that the number of shares sought to be included in such registration equals or exceeds, in the aggregate, 10% or more of the shares of New Common Stock then issued and outstanding (calculated on a fully diluted basis). Holders are entitled to an unlimited number of such demand registrations provided that the 10% requirement described in the foregoing sentence can be satisfied. In addition, subject to certain exceptions, Holders have the right to demand (an unlimited number of times) inclusion of registrable securities that such Holders beneficially own in registrations by the Company of securities for its own account or the account of a selling security holder.

          The Registration Rights Agreement provides that Holders shall be subject to the transfer restrictions in Section 3 of the Stockholders Agreement (as summarized in the foregoing paragraph).

          The foregoing summary descriptions do not purport to be complete and are qualified in their entirety by reference to the Stockholders Agreement and the Registration Rights Agreement which are filed as Exhibits 99.2 and 99.3, respectively, hereto and incorporated herein by reference.

          In addition, the response to Item 3 is hereby incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 99.1   Joint Filing Agreement.

Exhibit 99.2 Stockholders' Agreement, dated as of January 31, 2002, by and among Carmike Cinemas, Inc. and the Signing Stockholders listed in Exhibit A thereto.

Exhibit 99.3 Registration Rights Agreement, dated as of January 31, 2002, by and among Carmike Cinemas, Inc. and the other parties signatories thereto.

Exhibit 99.4 Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co.

Exhibit 99.5 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.

Exhibit 99.6 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners III, L.P.

Exhibit 99.7 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners III Offshore, L.P.

Exhibit 99.8 Power of Attorney, dated October 7, 1999 relating to GS Capital Partners III Germany Civil Law Partnership.

Exhibit 99.9 Power of Attorney, dated January 21, 2000, relating to GS Advisors III, L.L.C.

Exhibit 99.10 Power of Attorney, dated March 28, 2000, relating to Goldman, Sachs & Co. oHG.

Exhibit 99.11 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1998, L.P.

Exhibit 99.12 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1998, L.P.

Exhibit 99.13 Power of Attorney, dated December 16, 1999, relating to Stone Street 1998, L.L.C.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  February 8, 2002


                                          GOLDMAN, SACHS & CO.

                                          By:/s/ Roger S. Begelman
                                             ----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                          THE GOLDMAN SACHS GROUP, INC.

                                          By:/s/ Roger S. Begelman
                                             -----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                          GS ADVISORS III, L.L.C.

                                          By: /s/ Roger S. Begelman
                                             -----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                          GS CAPITAL PARTNERS III, L.P.

                                          By:/s/ Roger S. Begelman
                                             -----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                          GS CAPITAL PARTNERS III OFFSHORE, L.P.

                                          By:/s/ Roger S. Begelman
                                             -----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                          GS CAPITAL PARTNERS III GERMANY CIVIL
                                            LAW PARTNERSHIP (with limitation
                                            of liability)

                                          By: /s/ Roger S. Begelman
                                             -----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                          GOLDMAN, SACHS & CO. oHG

                                          By: /s/ Roger S. Begelman
                                            ------------------------------------
                                          Name:   Roger S. Begelman
                                          Title:  Attorney-in-fact

                                          STONE STREET FUND 1998, L.P.

                                          By:/s/ Roger S. Begelman
                                             -----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                          BRIDGE STREET FUND 1998, L.P.

                                          By:/s/ Roger S. Begelman
                                             -----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                          STONE STREET 1998, L.L.C.

                                          By:/s/ Roger S. Begelman
                                             -----------------------------------
                                          Name:  Roger S. Begelman
                                          Title: Attorney-in-fact

                                   EXHIBITS


Exhibit 99.1   Joint Filing Agreement.

Exhibit 99.2 Stockholders' Agreement, dated as of January 31, 2002, by and among Carmike Cinemas, Inc. and the Signing Stockholders listed in Exhibit A thereto.

Exhibit 99.3 Registration Rights Agreement, dated as of January 31, 2002, by and among Carmike Cinemas, Inc. and the other parties signatories thereto.

Exhibit 99.4 Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co.

Exhibit 99.5 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.

Exhibit 99.6 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners III, L.P.

Exhibit 99.7 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners III Offshore, L.P.

Exhibit 99.8 Power of Attorney, dated October 7, 1999 relating to GS Capital Partners III Germany Civil Law Partnership.

Exhibit 99.9 Power of Attorney, dated January 21, 2000, relating to GS Advisors III, L.L.C.

Exhibit 99.10 Power of Attorney, dated March 28, 2000, relating to Goldman, Sachs & Co. oHG.

Exhibit 99.11 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1998, L.P.

Exhibit 99.12 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1998, L.P.

Exhibit 99.13 Power of Attorney, dated December 16, 1999, relating to Stone Street 1998, L.L.C.

                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                                 Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.                Chairman  and  Chief  Executive Officer  of
                                     The Goldman Sachs Group, Inc.

Robert J. Hurst                      Vice Chairman  of  The Goldman Sachs Group,
                                     Inc.

John A. Thain                        President and Co-Chief Operating Officer of
                                     The Goldman Sachs Group, Inc.

John L. Thornton                     President and Co-Chief Operating Officer of
                                     The Goldman Sachs Group, Inc.

Lord Browne of Madingley             Group  Chief  Executive  of  BP  Amoco  plc


James A. Johnson                     Chairman  and  Chief  Executive Officer  of
                                     Johnson Capital Partners

John H. Bryan                        Chairman of Sara Lee Corporation


Ruth J. Simmons                      President of Brown University


Margaret C. Whitman                  President  and  Chief Executive Officer  of
                                     eBay Inc.

Morris Chang                         Chairman of Taiwan Semiconductor
                                     Manufacturing Company Ltd.



                               Page 1 of 1 page

                                 SCHEDULE II-A-i
                                 ---------------

     The name, position and present principal occupation of each executive officer of GS Advisors III, L.L.C., the sole general partner of each of GS Capital Partners III, L.P. and GS Capital Partners III Offshore, L.P. are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Joseph P. DiSabato, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr., Melina E. Higgins, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick
E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


Name                         Position               Present Principal Occupation
--------------------------------------------------------------------------------

Richard A. Friedman          President               Managing Director of
                                                     Goldman, Sachs & Co.

Joseph H. Gleberman          Vice President          Managing Director of
                                                     Goldman, Sachs & Co

Terence M. O'Toole           Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Gene T. Sykes                Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Henry Cornell                Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Richard S. Sharp             Vice President          Managing Director of
                                                     Goldman Sachs International

Esta E. Stecher              Assistant Secretary     Managing Director of
                                                     Goldman, Sachs & Co.

Barry S. Volpert             Vice President          Managing Director of
                                                     Goldman Sachs International

Sanjeev K. Mehra             Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Muneer A. Satter             Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Antoine L. Schwartz          Vice President          Managing Director of
                                                     Goldman Sachs International

Steven M. Bunson             Assistant Secretary     Managing Director of
                                                     Goldman, Sachs & Co.



                               Page 1 of 2 pages

Elizabeth C. Fascitelli      Treasurer               Managing Director of
                                                     Goldman, Sachs & Co.

Patrick E. Mulvihill         Assistant Treasurer     Managing Director of
                                                     Goldman, Sachs & Co.

David J. Greenwald           Assistant Secretary     Managing Director of
                                                     Goldman, Sachs & Co.

Dan H. Jester                Assistant Treasurer     Managing Director of
                                                     Goldman, Sachs & Co.

Hughes B. Lepic              Vice President          Managing Director of
                                                     Goldman Sachs International

Russell E. Makowsky          Assistant Secretary     Managing Director of
                                                     Goldman, Sachs & Co.

Sarah G. Smith               Assistant Treasurer     Managing Director of
                                                     Goldman, Sachs & Co.

Randall A. Blumenthal        Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Syaru (Shirley) Lin          Vice President          Managing Director of
                                                     Goldman Sachs (Asia) L.L.C.

Douglas F. Londal            Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Stephen S. Trevor            Vice President          Managing Director of
                                                     Goldman Sachs International

Peter Schiefer               Vice President          Managing Director of
                                                     Goldman Sachs International

Abraham Bleiberg             Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Joseph P. DiSabato           Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Robert R. Gheewalla          Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Atul Kapur                   Vice President          Managing Director of
                                                     Goldman Sachs International

Michel Plantevin             Vice President          Managing Director of
                                                     Goldman Sachs International

Robert G. Doumar, Jr.        Vice President          Managing Director of
                                                     Goldman Sachs International

Ben I. Adler                 Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Melina E. Higgins            Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Elizabeth C. Marcellino      Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

John E. Bowman               Vice President          Vice President of
                                                     Goldman, Sachs & Co.

Katherine B. Enquist         Vice President/         Vice President of
                             Secretary               Goldman, Sachs & Co.

James B. McHugh              Assistant Secretary     Vice President of
                                                     Goldman, Sachs & Co.

Beverly L. O'Toole           Assistant Secretary     Vice President of
                                                     Goldman, Sachs & Co.

Mary Nee                     Vice President          Executive Director of
                                                     Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin              Vice President          Executive Director of
                                                     Goldman Sachs International



                               Page 2 of 2 pages

                                SCHEDULE II-A-ii
                                ----------------


     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors III, L.L.C. are set forth below.

     The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Robert V. Delaney and Muneer A. Satter is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp, Barry S. Volpert and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Robert V. Delaney is ARK Mori Building, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6005, Japan. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


Name                            Present Principal Occupation
--------------------------------------------------------------------------------

Peter M. Sacerdote              Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman             Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman             Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole              Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                   Managing Director of Goldman, Sachs & Co.

Henry Cornell                   Managing Director of Goldman, Sachs & Co.

Robert V. Delaney               Managing Director of Goldman Sachs (Japan) Ltd.

Richard S. Sharp                Managing Director of Goldman Sachs International

Barry S. Volpert                Managing Director of Goldman Sachs International

Sanjeev K. Mehra                Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                  Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz             Managing Director of Goldman Sachs International



                               Page 1 of 1 page

                                  SCHEDULE II-B
                                  -------------


     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany and Jonathan S. King is a citizen of the United Kingdom.


Name                       Position                 Present Principal Occupation
--------------------------------------------------------------------------------

Jonathan S. King           Managing Director        Executive Director of
                                                    Goldman, Sachs & Co. oHG

Timothy C. Plaut           Managing Director        Managing Director of
                                                    Goldman, Sachs & Co. oHG

Alexander C. Dibelius      Managing Director        Managing Director of
                                                    Goldman, Sachs & Co. oHG



                               Page 1 of 1 page

                                 SCHEDULE II-C-i
                                 ---------------


     The name, position and present principal occupation of each executive officer of Stone Street 1998, L.L.C., the sole general partner of Stone Street Fund 1998, L.P. and the sole managing general partner of Bridge Street Fund 1998, L.P. are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Joseph P. DiSabato, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr., Melina E. Higgins, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick
E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


Name                       Position                Present Principal Occupation
--------------------------------------------------------------------------------

Peter M. Sacerdote         Chairman/               Advisory Director of
                           President               Goldman, Sachs & Co.

Peter G. Sachs             Vice President          Senior Director of
                                                   The Goldman Sachs Group, Inc.

Richard A. Friedman        Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Joseph H. Gleberman        Vice President          Managing Director of
                                                   Goldman, Sachs & Co

Terence M. O'Toole         Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Gene T. Sykes              Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Henry Cornell              Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Richard S. Sharp           Vice President          Managing Director of
                                                   Goldman Sachs International

Esta E. Stecher            Vice President/         Managing Director of
                           Assistant Secretary     Goldman, Sachs & Co.

Barry S. Volpert           Vice President          Managing Director of
                                                   Goldman Sachs International

Sanjeev K. Mehra           Vice President/         Managing Director of
                           Treasurer               Goldman, Sachs & Co.

Muneer A. Satter           Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Antoine L. Schwartz        Vice President          Managing Director of
                                                   Goldman Sachs International

Steven M. Bunson           Assistant Secretary     Managing Director of
                                                   Goldman, Sachs & Co.



                               Page 1 of 2 pages

Elizabeth C. Fascitelli    Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Patrick E. Mulvihill       Assistant Treasurer     Managing Director of
                                                   Goldman, Sachs & Co.

David J. Greenwald         Vice President/         Managing Director of
                           Assistant Secretary     Goldman, Sachs & Co.

Hughes B. Lepic            Vice President          Managing Director of
                                                   Goldman Sachs International

Russell E. Makowsky        Assistant Secretary     Managing Director of
                                                   Goldman, Sachs & Co.

Sarah G. Smith             Assistant Treasurer     Managing Director of
                                                   Goldman, Sachs & Co.

Dan H. Jester              Assistant Treasurer     Managing Director of
                                                   Goldman, Sachs & Co.

Randall A. Blumenthal      Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Syaru (Shirley) Lin        Vice President          Managing Director of
                                                   Goldman Sachs (Asia) L.L.C.

Douglas F. Londal          Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Stephen S. Trevor          Vice President          Managing Director of
                                                   Goldman Sachs International

Peter Schiefer             Vice President          Managing Director of
                                                   Goldman Sachs International

Abraham Bleiberg           Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Joseph P. DiSabato         Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Robert R. Gheewalla        Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Atul Kapur                 Vice President          Managing Director of
                                                   Goldman Sachs International

Michel Plantevin           Vice President          Managing Director of
                                                   Goldman Sachs International

Robert G. Doumar, Jr.      Vice President          Managing Director of
                                                   Goldman Sachs International

Ben I. Adler               Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Melina E. Higgins          Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Elizabeth C. Marcellino    Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

John E. Bowman             Vice President          Vice President of
                                                   Goldman, Sachs & Co.

Raymond G. Matera          Vice President          Vice President of
                                                   Goldman, Sachs & Co.

Katherine B. Enquist       Vice President/         Vice President of
                           Secretary               Goldman, Sachs & Co.

James B. McHugh            Assistant Secretary     Vice President of
                                                   Goldman, Sachs & Co.

Beverly L. O'Toole         Assistant Secretary     Vice President of
                                                   Goldman, Sachs & Co.

Mary Nee                   Vice President          Executive Director of
                                                   Goldman Sachs (Asia) L.L.C.

Richard J. Stingi          Vice President          Vice President of
                                                   Goldman, Sachs & Co.

Ulrika Werdelin            Vice President          Executive Director of
                                                   Goldman Sachs International



                               Page 2 of 2 pages

                                SCHEDULE II-C-ii
                                ----------------


     The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1998, L.L.C. are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004.

     All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.


Name                            Present Principal Occupation
--------------------------------------------------------------------------------

Peter M. Sacerdote              Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                  Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman             Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman             Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole              Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                Managing Director of Goldman, Sachs & Co.



                               Page 1 of 1 page

                                  SCHEDULE III
                                  ------------



     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.